Exhibit 99.6
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

4 December 2019

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Bonus Deferral Plan ("BDP")

Under the terms of the BDP, 50% of the annual bonuses of the participating executives are delivered in deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited ("shares"), as applicable. The BDP awards vest in December of the third year after the end of the performance year to which the annual bonus relates.

On 3 December 2019, Rio Tinto was notified that the following PDMR/KMPs received their vested 2017 award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	5,703	6,782	2,592	42.261646 GBP	4,190	02/12/2019
Rio Tinto plc shares	Barrios, Alfredo	14,230	16,922	8,991	42.261646 GBP	7,931	02/12/2019
Rio Tinto plc shares	Jacques, Jean-Sébastien	22,163	26,357	12,347	42.261646 GBP	14,010	02/12/2019
Rio Tinto plc shares	Soirat, Arnaud	8,051	9,574	4,485	42.261646 GBP	5,089	02/12/2019
Rio Tinto Limited shares	Salisbury, Christopher	7,772	8,925	4,163	97.92 AUD	4,762	02/12/2019
Rio Tinto Limited shares	Trott, Simon**	1,335	1,533	N/A	N/A	1,533	02/12/2019
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.
** Deferral was 25% of annual bonus as it related to a performance year prior to becoming a PDMR/KMP.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Information disclosed under article 19 of the Market Abuse Regulation

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.